

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 12, 2016

Via E-mail
Michael P. Henighan
Chief Financial Officer
WaferGen Bio-systems, Inc.
34700 Campus Drive
Fremont, CA 94555

> **Re: WaferGen Bio-systems, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 30, 2016**
> **File No. 001-36601**

Dear Mr. Henighan:

We have limited our review of your revised preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our August 17, 2016 letter.

1.   We note your response to prior comment 2. Please state clearly and directly on the cover page that shareholders will not know at the time of the vote the consideration that they will receive.

2.   We note your response to prior comment 3; however, your disclosure on page 63 indicates that the calculations are solely to assist with understanding the formula and to illustrate the effects of assumptions. If the calculations illustrate a reasonable range of potential per share consideration amounts, please revise to remove any implication to the contrary.

Certain WaferGen Financial Information …, page 42

3.   Please revise the third bullet point on page 43 to reflect the substance of the second sentence of your response to prior comment 5 regarding revenues from other products decreasing in 2016.

Michael P. Henighan
WaferGen Bio-systems, Inc.
September 12, 2016
Page 2

       Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

                                       Sincerely,

                                       /s/ Russell Mancuso

                                     Russell Mancuso
                                     Branch Chief
                                     Office of Electronics and Machinery

cc: Mark R. Busch
       K&L Gates LLP